UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exchange Offer

On September 27, 2016, Intelsat S.A. issued a press release which announced the final results for the previously announced private exchange offer by its wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), for Intelsat Jackson’s 6.625% Senior Notes due 2022.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated September 27, 2016, entitled “Intelsat Announces Final Results for Exchange Offer for Certain Notes of Intelsat Jackson Holdings S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

Exhibit No.	Document Description

99.1	Press Release, dated September 27, 2016, entitled “Intelsat Announces Final Results for Exchange Offer for Certain Notes of Intelsat Jackson Holdings S.A.”